                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                                MICROISLET, INC.
                  --------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                  --------------------------------------------
                         (Title of Class of Securities)


                                    59507Q106
                  --------------------------------------------
                                 (CUSIP Number)


                                December 30, 2008
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

*Explanatory note: The reporting persons previously reported their holdings with respect to the Issuer on a Schedule 13D (last amended as of January 12, 2007). The reporting persons are eligible to report on Schedule 13G and have, accordingly, filed this Schedule 13G to replace their previously filed Schedule 13D.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                      13G
CUSIP No. 59507Q106                                                  Page 2 of 7

________________________________________________________________________________
1.   Name of Reporting Persons
     JACKSON ST. PARTNERS, 912017430
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [X]
     (b)  [ ]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     CALIFORNIA
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         0
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,758,772
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           0
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,758,772
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,758,772
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                       [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     3.2% (1)
________________________________________________________________________________
12.  Type of Reporting Person*
     PN
________________________________________________________________________________


(1) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008

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                                      13G
CUSIP No. 59507Q106                                                  Page 3 of 7

________________________________________________________________________________
1.   Name of Reporting Persons
     John J. Hagenbuch, Trustee U/D/T September 13, 1995
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [X]
     (b)  [ ]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         5,454,541
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,768,772
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           5,454,541
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,758,772
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     7,223,313
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                       [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     12.4% (2)(3)
________________________________________________________________________________
12.  Type of Reporting Person*
     OO
________________________________________________________________________________

(2) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

(3) Mr. Hagenbuch disclaims beneficial ownership for warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995 that are substantially out-of-the-money. These warrants include: 50,000 @ $1.49; 596,154 @ $1.00; 50,000 @ $0.85;
         250,000 @ $0.75; 100,000 @ $0.50; and 2,250,000 @ $0.30.

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                                      13G
CUSIP No. 59507Q106                                                  Page 4 of 7
________________________________________________________________________________
1.   Name of Reporting Persons
     John J. Hagenbuch
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group*
     (a)  [X]
     (b)  [ ]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Citizenship or Place of Organization
     UNITED STATES OF AMERICA
________________________________________________________________________________
               5.   Sole Voting Power
  NUMBER OF         5,454,541
   SHARES      _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power
  OWNED BY          1,768,772
    EACH       _________________________________________________________________
  REPORTING    7.   Sole Dispositive Power
   PERSON           5,454,541
    WITH:      _________________________________________________________________
               8.   Shared Dispositive Power
                    1,758,772
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     7,223,313
________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                       [_]
________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)
     12.4% (2)(3)
________________________________________________________________________________
12.  Type of Reporting Person*
     IN
________________________________________________________________________________

(2) Based on 55,020,436 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

(3) Mr. Hagenbuch disclaims beneficial ownership for warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995 that are substantially out-of-the-money. These warrants include: 50,000 @ $1.49; 596,154 @ $1.00; 50,000 @ $0.85;
         250,000 @ $0.75; 100,000 @ $0.50; and 2,250,000 @ $0.30.

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                                       13G
CUSIP No. 59507Q106                                                  Page 5 of 7

ITEM 1.

         (a) Name of Issuer:

                  MicroIslet, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  6370 Nancy Ridge Drive, Suite 112
                  San Diego, CA 92121

ITEM 2.

         (a) Name of Person Filing: (4)

                  Jackson St. Partners

                  John J. Hagenbuch, Trustee U/D/T September 13, 1995

                  John J. Hagenbuch

         (b) Address of Principal Business Office, or if None, Residence:

             Address of the principal business office of John J. Hagenbuch, Trustee U/D/T September 13, 1995, Jackson St. Partners and John J. Hagenbuch is 425 California Street, 11th Floor, San Francisco, CA 94104.

         (c) Citizenship:

                  Jackson St. Partners:  California

                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: United States

                  John J. Hagenbuch:  United States

         (d) Title of Class of Securities:

                  Common Stock, $0.001 par value

         (e) CUSIP Number:

                  59507Q106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

(4) The reporting person previously reported their holdings with respect to the Issuer on a Schedule 13D (last amended as of January 12, 2007). The reporting persons are eligible to report on Schedule 13G and have, accordingly, filed this
Schedule 13G to replace their previously filed Schedule 13D. No other transactions have taken place other than (i) the acquisition of 250,000 warrants which were granted pursuant to the terms of the warrant agreement dated May 15, 2007 between MicroIslet and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K filed May 16, 2007 and (ii) the acquisition of 2.25 million warrants which were granted pursuant to the terms of warrant agreements dated August 26, 2008 between MicroIslet and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 incorporated by reference to Exhibit 99.3 and 99.4 to the Issuer's Form 8-K filed August 26, 2008.

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                                      13G
CUSIP No. 59507Q106                                                  Page 6 of 7

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

                  John J. Hagenbuch, Trustee U/D/T September 13, 1995 is the record owner of 2,158,387 shares of Common Stock, and warrants to purchase 3,296,154 shares of Common Stock. Mr. Hagenbuch is the trustee of this trust, and has sole voting and dispositive power with respect to the shares held and the shares subject to the warrants. Jackson St. Partners is the record owner of 1,758,772 shares of Common Stock. Mr. Hagenbuch is a partner in Jackson St. Partners and is the controlling natural person with respect to the shares held. Mr. Hagenbuch's natural minor children are the record owners of a total of 10,000 shares of Common Stock, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse. Combined with the 1,758,772 shares held by Jackson St. Partners, Mr. Hagenbuch may be deemed to have shared voting and dispositive power with respect to 1,768,772 shares of Common Stock. Mr. Hagenbuch disclaims beneficial ownership for warrants to purchase 3,296,154 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995 that are substantially out-of-the-money. These warrants include: 50,000 @ $1.49; 596,154 @ $1.00; 50,000 @ $0.85; 250,000 @ $0.75;
                  100,000 @ $0.50; and 2,250,000 @ $0.30.

         (b) Percent of class:

                  Jackson St. Partners:  3.2%
                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: 12.4% John J. Hagenbuch: 12.4%

         (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote

                  Jackson St. Partners:  0
                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: 5,454,541 John J. Hagenbuch: 5,454,541

         (ii) Shared power to vote or to direct the vote

                  Jackson St. Partners:  1,758,772
                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: 1,768,772 John J. Hagenbuch: 1,768,772


         (iii) Sole power to dispose or to direct the disposition of

                  Jackson St. Partners:  0
                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: 5,454,541 John J. Hagenbuch: 5,454,541

         (iv) Shared power to dispose or to direct the disposition of

                  Jackson St. Partners:  1,758,772
                  John J. Hagenbuch, Trustee U/D/T September 13, 1995: 1,768,772 John J. Hagenbuch: 1,768,772

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                                       13G
CUSIP No. 59507Q106                                                  Page 7 of 7


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Included as shares for which each reporting person (except Jackson St. Partners) has shared voting and dispositive power are 10,000 shares owned by the minor children of Mr. Hagenbuch, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated:  December 30, 2008         JACKSON ST. PARTNERS

                                         By:  /s/ John J. Hagenbuch
                                              ----------------------------------
                                              John J. Hagenbuch, Partner

                                         By:  /s/ John J. Hagenbuch
                                              ----------------------------------
                                              John J. Hagenbuch, Trustee, U/D/T
                                              September 13, 1995

                                         By:  /s/ John J. Hagenbuch
                                              ----------------------------------
                                              John J. Hagenbuch